Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Six Months Ended June 30,		For the Calendar Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income tax expense	$1,733	$1,735	$3,537	$3,656	$3,612	$3,694	$3,944
Losses from unconsolidated investees	22	27	55	58	50	29	18
Total earnings	$1,755	$1,762	$3,592	$3,714	$3,662	$3,723	$3,962
Fixed charges:(1)
Total interest expense	$976	$786	$1,648	$1,398	$1,263	$1,134	$1,146
Interest factor in rents	2	2	4	5	6	5	5
Total fixed charges	$978	$788	$1,652	$1,403	$1,269	$1,139	$1,151
Combined fixed charges and preferred stock dividends:(1)
Total interest expense	$976	$786	$1,648	$1,398	$1,263	$1,134	$1,146
Interest factor in rents	2	2	4	5	6	5	5
Preferred stock dividends	20	30	87	57	59	60	60
Total combined fixed charges and preferred stock dividends	$998	$818	$1,739	$1,460	$1,328	$1,199	$1,211
Earnings before income tax expense and fixed charges	$2,733	$2,550	$5,244	$5,117	$4,931	$4,862	$5,113
Earnings before income tax expense and combined fixed charges and preferred stock dividends	$2,753	$2,580	$5,331	$5,174	$4,990	$4,922	$5,173

Ratio of earnings to fixed charges	2.8	3.2	3.2	3.6	3.9	4.3	4.4
Ratio of earnings to combined fixed charges and preferred stock dividends	2.8	3.2	3.1	3.5	3.8	4.1	4.3

(1)
Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense and preference security dividend requirements.